March 13,
2006


Mail Stop 4561

Keith Moore
18301 Von Karman Ave. Suite 250
Irvine, California 92612

      Re:	Datalogic International, Inc.
		Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005
		File No. 000-30382

Dear Mr. Moore:

We have reviewed your response letter dated February 3, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.


Form 10-KSB

MD&A

Outsourcing Services, page 18
1. We have read and considered your response to comment one.
Please
explain to us the nature of the company`s involvement in these joint ventures.

Note 7 - Convertible Debt, page 41
2. We have read and considered your response to comment four.
Please
tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the secured convertible term note is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS
133. It appears that this note may not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since it has a feature wherein the conversion price is reset if stock options
are issued under any employee incentive stock option plan at a price
less than the fixed conversion price in the note.  As a result, you
would be required to analyze the conversion feature under
paragraphs
12 - 32 of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 2% for each 30 day period on a daily basis of the
original
principal amount of the note until the event is cured, with no cap on
the maximum penalty that could be incurred.  Additionally, you will
incur these liquidated damages if your common stock is not listed
or
quoted, or is suspended from trading for the periods outlined in the
agreement.  We note the EITF recently deliberated the impact of these
liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in
EITF 05-4 The Effect of a Liquidated Damages Clause on a
Freestanding
Financial Instrument Subject to Issue No. 00-19.   The EITF has
not
reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host. Additionally, please be advised that if you conclude that bifurcation of the conversion feature is the appropriate accounting, you would not account for any beneficial conversion feature under EITFs 98-5 and 00-27.
3. In addition, it appears that the warrants issued are also subject to the same registration rights agreement noted above for the secured convertible debt. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise us.

Form 10-QSB for the period ending June 30, 2005

Financial Statements and Notes

Note 11 - Convertible Debt, page 16

4. We have read and considered your response to comment eight relating to the modification of the convertible debt on January 28,
2005. Given that the embedded conversion feature of the note may have to be valued at its full fair value as a result of the above comments, please explain to us the impact that this reevaluation may have on your calculation in determining whether the modification of
January 28, 2005 and August 17, 2005 were substantial in accordance with EITF 96-19.

Form 10-QSB for the period ending September 30, 2005

Financial Statements and Notes

Note 11 - Convertible Debt, page 18

5. We noted that the conversion privileges of the convertible debt were modified after previous modifications on August 17, 2005. With respect to this additional modification, please tell us how you considered SFAS 84 as it relates to recognizing an expense for the excess of the fair value of the securities issued over the fair value of the securities specified in the amended conversion terms.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3414 if you have questions.




							Sincerely,



            Jorge Bonilla
      Senior Staff Accountant


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Keith Moore
Datalogic International, Inc.
March 13, 2006
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